Exhibit 99.1

Brookfield Wealth Solutions Announces Results for Election of Directors

BROOKFIELD, NEWS, June 10, 2025 – Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced the approval of all items of business at the company’s annual general and special meeting of shareholders. The meeting was held earlier today in a virtual meeting format.

All five nominees proposed for election to the board of directors by holders of class A exchangeable limited voting shares (“class A shares”) and all five nominees proposed for election to the board of directors by the holder of class B limited voting shares (“class B shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Dr. Soonyoung Chang	23,747,124	99.17	199,324	0.83
William Cox	22,970,300	95.92	976,149	4.08
Michele Coleman Mayes	23,696,733	98.96	249,716	1.04
Lars Rodert	23,273,435	97.19	673,014	2.81
Anne Schaumburg	23,678,628	98.88	267,820	1.12

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class, being Barry Blattman, Gregory Morrison, Lori Pearson, Sachin Shah and Jay Wintrob.

All other matters put forth at the meeting were approved by shareholder vote and a summary of all votes cast by shareholders represented at the company’s annual general and special meeting of shareholders will be available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on Brookfield Wealth Solutions’ SEDAR profile at www.sedarplus.ca.

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About Brookfield Wealth Solutions

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

For more information, please visit our website at bnt.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com